September 16, 2021

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, NE Washington, D.C. 20549

Attn:     Sergio Chinos

Re:	dMY Technology Group, Inc. IV

Registration Statement on Form S-4

Filed August 4, 2021

File No. 333-258431

Dear Mr. Chinos:

On behalf of our client, dMY Technology Group, Inc. IV, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on August 4, 2021 (the “Registration Statement”), contained in the Staff’s letter dated September 1, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

General

1.

Please tell us whether you will be a “controlled company” under exchange listing rules and, if so, describe the corporate governance exemptions on which you will be entitled to rely and the related risks to investors.

Response: The Company respectfully advises the Staff that New Planet will not qualify as a “controlled company” under the New York Stock Exchange listing rules. Consequently, New Planet will not rely on any of the exemptions from certain corporate governance requirements provided to a “controlled company” pursuant to such listing rules.

United States Securities and Exchange Commission

September 16, 2021

2.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 21 of the Amended Registration Statement in response to the Staff’s comment. We respectfully advise the Staff that we cannot reliably predict the impact of different levels of redemptions on the per share value of the shares of Class A Stock held by non-redeeming shareholders following the redemption or on the per share value of the Class A common stock of New Planet.

3.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 25 of the Amended Registration Statement in response to the Staff’s comment.

4.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of the Amended Registration Statement in response to the Staff’s comment.

5.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of the Amended Registration Statement in response to the Staff’s comment.

6.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

United States Securities and Exchange Commission

September 16, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51 and 160 of the Amended Registration Statement in response to the Staff’s comment.

7.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 50, 51, 52, 53, 67, 68, 160, 161 and 162 of the Amended Registration Statement in response to the Staff’s comment, including by adding the revised corporate opportunities doctrine language also referenced in response to Comment 6 to the conflicts of interest listed on pages 51 and 160 of the Amended Registration Statement. The Company further advises the Staff that it did not encounter any conflicts of interest in respect of the Sponsor or the Sponsor’s directors or officers related to the target company. The Company respectfully directs the Staff to the last bullet in the Reasons for the Business Combination section on page 48 of the Registration Statement, which indicated the way in which the board considered conflicts in negotiating and recommending the business combination.

8.

Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 44 and 148 of the Amended Registration Statement in response to the Staff’s comment.

9.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27, 28, 72, 277 and 278 of the Amended Registration Statement in response to the Staff’s comment. The Company also would bring to the Staff’s attention that it has moved the discussion of the warrants to a new prominent position within the “Description of New Planet Securities—Warrants” section beginning on page 273.

United States Securities and Exchange Commission

September 16, 2021

10.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the risk factor titled “There are risks to our public stockholders who are not affiliates of the Sponsor of becoming stockholders of New Planet through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.” included on page 65 of the initial Registration Statement, and on pages 73 and 74 of the Amended Registration Statement.

Cover Page

11.

Please revise your cover page to give prominence to the disclosure that the Sponsor and dMY IV’s directors and executive officers have interests in the business combination that is different from, or in addition, to those of your shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure on page iii of the cover and has made more prominent existing disclosure on page iii of the notice to the Company’s stockholders.

12.	Please disclose the ownership interest percentage and voting percentage of the PIPE Investors, dMY IV Public Stockholders, Planet Stockholders and Initial Stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page in response to the Staff’s comment.

Questions and Answers About The Business Combination and the Special Meeting, page 13

13.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material. In that regard, we note your disclosure on page 45 and elsewhere.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52, 53, 66, 67, 68, 161 and 162 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

September 16, 2021

14.	Please revise this section to include a question and answer that discusses New Planet’s multi-class structure and how that will affect your public stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of the Amended Registration Statement in response to the Staff’s comment.

15.

Please revise this section to include a question and answer that discusses New Planet’s status as a public benefit corporation, identifies its public benefit, and discusses potential risks that may be presented to your public stockholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 24 of the Amended Registration Statement in response to the Staff’s comment.

Summary of the Proxy statement/prospectus, page 30

16.	Please quantify Planet’s net losses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 35 of the Amended Registration Statement in response to the Staff’s comment.

Interests of dMY IV’s Directors and Officers in the Business Combination, page 45

17.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, and after telephonic discussions with the Staff, the Company has provided additional disclosure on page iii of the cover and on pages 48, 53, 68, and 162.

18.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52, 67, and 162 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

September 16, 2021

19.	Please revise the eight bullet point to quantify all out-of-pocket expenses that have will be paid to your Sponsor, officers, and directors upon consummation of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the eighth bullet point on pages 52, 67, and 161 of the Amended Registration Statement in response to the Staff’s comment.

20.

Please revise the last bullet point to quantify the deferred underwriting commission, financial advisory fee, placement agent fee, and other fees that will be paid to the underwriters and financial advisors upon the completion of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52, 67, and 162 of the Amended Registration Statement in response to the Staff’s comment.

Sources and Uses of Funds for the Business Combination, page 48

21.

We note your disclosure that Planet has certain debt of approximately $138 million of principal outstanding as of April 30, 2021 that will be due in 2022. Please revise to describe the $71 million in existing debt to be repaid from the funds from the trust and PIPE.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 54 and 163 of the Amended Registration Statement in response to the Staff’s comment.

Our indebtedness could adversely affect our financial condition, page 91

22.	Please quantify Planet’s total indebtedness and include disclosure in your summary.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 56, 65, and 98 of the Amended Registration Statement in response to the Staff’s comment.

We operate in a highly regulated industry and government regulations..., page 98

23.	Please disclose all of the material regulatory approvals and regulatory regimes applicable to Planet’s business.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 105 and 106 of the Amended Registration Statement in response to the Staff’s comment.

Background to the Business Combination, page 140

United States Securities and Exchange Commission

September 16, 2021

24.

We note your disclosure that the business combination transactions with other potential targets were ultimately not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued. Please substantially revise your disclosure to provide additional detail, including timing and how the discussions with other potential targets overlapped with one another and with Planet. Please describe the potential terms discussed and the progress of those discussions. Also provide the dates of board meetings at which the management team communicated with the board, how many candidates they presented to the board, what recommendations they made, whether financial advisors were involved, and further information on the board’s decision-making process.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 149, 150, 151, and 152 of the Amended Registration Statement in response to the Staff’s comment.

Certain Projected Information, page 148

25.

We note your disclosure that the financial projections reflect estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Planet’s business. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 159 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 187

26.

Within pro forma balance sheet adjustment (c), you disclose that $19.55 million of dMY IV transactions costs have been excluded from the pro forma condensed statement of operations. Please include these transaction costs in your pro forma statements of operations or explain why you believe it is appropriate to exclude them.

United States Securities and Exchange Commission

September 16, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 198 and 199 of the Amended Registration Statement in response to the Staff’s comment.

27.

We note that pro forma adjustment (i) eliminates the convertible preferred stock line item. Please tell us and prominently disclose, if true, that the convertible preferred stock will convert automatically under its contractual terms upon the business combination. To the extent that the preferred stock has or will be modified to convert upon the business combination, please advise.

Response: The Company respectfully advises the Staff that the convertible preferred stock will automatically convert into the right to receive shares of New Planet common stock pursuant to the terms of the Merger Agreement. Planet’s convertible preferred stock will not convert into Planet common stock prior to or in connection with the Business Combination. The Company further advises the Staff that it has made additional disclosure to reflect this on page 199 of the Amended Registration Statement.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 189

28.

We note disclosure throughout the filing that Planet Labs stockholders may receive up to an additional 27 million shares in earnout consideration in the form of common stock and that the shares may vest based on future stock price thresholds. Please address the following comments related to your contingent consideration arrangement:

•

Within pro forma adjustment (gg), you disclose that “a portion” of the contingent consideration is subject to continued service requirements by employees to receive the shares and will be accounted under ASC 718. Since the earnout consideration appears to vest based on market conditions, tell us and disclose if the related compensation expense will be recognized even if the market condition is not satisfied.

Response: The Company respectfully advises the Staff that compensation expense associated with the portion of the contingent consideration to be accounted for under ASC 718 will be recognized even if the market condition is not satisfied in accordance with ASC 718-10-30-14. The Company further advises the Staff that it has made additional disclosure to reflect this on page 200 of the Amended Registration Statement.

•	Tell us in sufficient detail how you will account for the remaining contingent consideration that is not subject to ASC 718.

Response: The Company advises the Staff that it will account for the contingent consideration that is not subject to ASC 718 as an equity classified instrument in accordance with ASC 815-40. The contingent consideration will be recorded at fair value within equity upon the closing of the Business Combination and will not be remeasured in subsequent periods.

United States Securities and Exchange Commission

September 16, 2021

In assessing whether the contingent consideration shall be classified within equity, the Company first assessed whether the contingent consideration is within the scope of ASC 480. The Company determined that the contingent consideration is not classified as liabilities under ASC 480 because it does not represent an obligation that must or may be settled by transferring assets or obligations to issue a variable number of shares that meets one of the conditions described in ASC 480-10-25-14.

The Company then assessed the classification of the contingent consideration under ASC 815-40. Under ASC 815-40, the contingent consideration is equity classified if it is both: (1) indexed to the issuer’s stock; and (2) satisfies certain additional conditions for equity classification.

To determine whether the contingent consideration was indexed to the issuer’s stock, the Company evaluated the contingent consideration’s contingent exercise provisions (Step 1) and the contingent consideration’s settlement provisions (Step 2), using the two-step assessment outlined in ASC 815-40-15. The Company determined that the contingent consideration does not contain any contingent exercise provisions, but does contain provisions that affect the settlement amount. Specifically, the number of shares to be delivered is based on the performance of the Company’s stock price over the five-year period following the closing date of the Business Combination. However, since the only variables that cause the settlement amount to differ are (1) the 20-day volume weighted average price of the Company’s common stock, or (2) the Sale Price in a Change in Control Transaction (as defined by the Merger Agreement), the Company determined the contingent consideration meets the fixed-for-fixed criteria discussed in ASC 815-40-15-7D as the pricing inputs of a fixed-for-fixed contract include the entity’s stock price. In the event of a Change in Control, the fair value of the Company’s stock is determined to be the amount that a third party pays to acquire the Company. Such amount is considered an appropriate measure of the fair value of the Company’s stock given the extensive due diligence that is involved in establishing a purchase price. Accordingly, the Company determined that the contingent consideration is indexed to the issuer’s stock.

The Company also evaluated the conditions for equity classification outlined in ASC 815-40-25 to assess whether it controls the ability to settle the contract in its shares. Only contracts for which the entity controls settlement in shares (i.e., that meet the conditions in ASC 815-40-25) may be classified in equity. The Company determined that the contingent consideration meets the conditions in ASC 815-40-25 and the Company controls the ability to settle the contingent consideration in its shares.

United States Securities and Exchange Commission

September 16, 2021

As the contingent consideration is both (1) indexed to the issuer’s stock; and (2) satisfies the additional conditions for equity classification such that the Company controls the ability to settle the contract in its shares, the Company determined the contingent consideration should be classified within equity.

Business of New Planet, page 205

29.	Please disclose the types of contracts offered and the differences between them. We note your disclosure that you have recently entered into fixed-price contracts with certain customers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 222, 245, 251, F-47 and F-90 of the Amended Registration Statement in response to the Staff’s comment. The Company further notes that it has clarified the risk factors on page 96 to provide additional detail about Planet’s use of fixed price contracts in its data licensing contracts.

30.	We note your disclosure that currently serve more than 600 customers. Please elaborate on the length of your customer arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 242 of the Amended Registration Statement in response to the Staff’s comment.

Non-GAAP Information, page 234

31.

We note that you present a non-GAAP performance measure called Adjusted EBITDA less Capital Expenditures. Please tell us why you present this measure and why you believe it is appropriate to present a non-GAAP performance measure that includes a cash-based capital expenditures adjustment. In doing so, tell us in detail how management uses the measure and why you believe it provides useful information to investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it included Adjusted EBITDA less Capital Expenditures as a performance measure in the Registration Statement as Planet management uses this metric to evaluate the appropriate level of capital expenditures needed to support its expected revenue, and to provide a comparable view of its performance relative to other Earth observation companies that may invest significantly greater amounts in their satellites to deliver data to their customers. The Company further advises the Staff that Planet uses an agile space systems strategy, which means Planet invests in a larger number of significantly lower cost satellites and software infrastructure to automate the management of the satellites and to deliver its data to clients. Other Earth observation companies can spend more than ten times on a single satellite than what Planet would spend to build and launch a fleet of 180 SuperDove satellites. As a result of Planet’s strategy and its business model, Planet has EBITDA margins that may be more similar to a software business, with capital expenditure investments similar to software companies with large data center infrastructure costs. Planet management believes it is important to take both of these factors into account when evaluating Planet’s performance relative to other Earth observation companies or to other software and data companies with significant data center infrastructure investment requirements. In addition, the Company believes that deducting capital expenditures from Adjusted EBITDA is useful as the presentation provides a longer term perspective on the performance capabilities of Planet’s operations.

United States Securities and Exchange Commission

September 16, 2021

Further, the Company also advises the Staff that Adjusted EBITDA less Capital Expenditures is an important performance measure used by analysts and investors in Planet’s industry to assess Planet’s, and other companies, ability to generate a consistent return from core operations.

Accordingly, the Company believes that Adjusted EBITDA less Capital Expenditures provides useful information to investors and others in understanding and evaluating Planet’s operating results, enhancing the overall understanding of Planet’s business as compared to competitors and comparable businesses in other industries, and allowing for greater transparency with respect to a key financial metric used by Planet’s management in their financial and operational decision-making.

The Company advises the Staff that it has revised the disclosure on page 248 of the Amended Registration Statement to further detail how Planet management uses Adjusted EBITDA less Capital Expenditures and why it is a useful metric to investors.

Key Operational and Business Metrics, page 236

32.

We note your presentation of operational and business metrics. Please revise your filing to disclose, for each metric, why the metric is useful to investors, how management uses the metric, and any significant estimates or assumptions underlying the metric. See SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 250 and 251 of the Amended Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission

September 16, 2021

Unaudited Financial Statements of dMY IV

Note 2. Summary of Significant Accounting Policies Basis of Presentation, page F-24

33.

We note that in April 2021 you identified a misstatement in the accounting treatment for your public and private placement warrants as presented in the audited balance sheet as of March 9, 2021 included in a Form 8-K filed March 15, 2021. We further note that the warrants had been reflected as a component of equity as opposed to liabilities on the balance sheet. Although you indicate on page F-24 that you determined the impact of the error was immaterial, you disclose on page 103 that there was a material weakness in your internal control over financial reporting as of March 31, 2021 and that this material weakness resulted in a “material misstatement.” Please file or advise us why you did not file an Item 4.02 Form 8-K related to non-reliance on previously issued financial statements. Refer to the SEC’s April 12, 2021 Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies.

Response: The Company respectfully acknowledges the Staff’s comment and confirms to the Staff that, as indicated in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2021, filed on June 4, 2021 (the “First Quarter Form 10-Q”), the Company determined that the impact of the error with respect to the accounting treatment of the Company’s warrants was immaterial. Therefore, the Company has revised page 111 of the Amended Registration Statement to remove the reference to a “material misstatement,” which had inadvertently been included. In addition, the Company respectfully acknowledges the Staff’s comment and submits to the Staff that an Item 4.02 Form 8-K was not required to be filed because the balance sheet as of March 9, 2021, contained in the Company’s Current Report on Form 8-K filed on March 15, 2021 (the “Balance Sheet”), did not cover “one or more years or interim periods for which the registrant is required to provide financial statements under Regulation S-X.” The Company respectfully submits that because the Balance Sheet was not required to be filed under U.S. GAAP, Item 4.02 of Form 8-K does not apply, and the Company revised its accounting for warrants in the First Quarter Form 10-Q to reflect the treatment of its warrants as liabilities on its balance sheet.

Audited Consolidated Financial Statements of Planet Labs Inc.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-46

34.

We note that your imagery licensing arrangements include two separate performance obligations for the access to imagery through your online platform and the ability to download such imagery. Please address the following comments:

•

You disclose that contract consideration related to continuously updated imagery content is “recognized ratably over the term of the contract when updated imagery is transferred to the licensee in line with when the content is made available to the customer.” Clarify for us what this statement means and revise your disclosures accordingly. In doing so, explain how and when updated imagery content is made available to customers in relation to when the revenue is recognized. Provide an illustrative example to help our understanding.

United States Securities and Exchange Commission

September 16, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 265, F-48 and F-90 to clarify how and when updated imagery content is made available to customers in relation to the timing of revenue recognition.

The Company advises that contract consideration attributable to the promised right of access to a library of continuously updated imagery for a specific area of interest (“AOI”), as selected by the customer, is recognized as revenue on a straight-line basis over the term of the contract. The Company determined that its performance obligation is to provide the customer ongoing access to a library of continuously updated imagery content, without either the right to take title of the images via download or the ability to independently utilize the image content at any time in the future. The promised right of access consists of a series of distinct services for which the customer simultaneously receives and consumes the benefits over the access period (i.e., the contract term). The nature of the Company’s promise is the act of standing ready to provide access to the library of images at any time during the contract term because there is no contractual right for the customer to take possession of the images. The series of distinct services consists of access to imagery as selected by the customer and for the time period selected by the customer, with the nature of the overall promise of standing ready being the same for each increment regardless of the timing and frequency of customer access.

To illustrate how imagery content is made available in relation to when the associated revenue is recognized, consider the example whereby a customer requests the ability to continually monitor a rainforest to detect whether any new roads or other activity may indicate that deforestation might be occurring. The customer will purchase a subscription to monitor a specific AOI over a period of time, typically one year. The Company will provide updated imagery ratably over the contracted time period; therefore, the revenue is recognized on a straight-line basis over the life of the contract.

•

You disclose that contract consideration related to the download of existing or archive imagery content is recognized at commencement of the contract when control of the imagery is transferred. Tell us how you determined up-front revenue recognition is appropriate. In doing so, explain to us if these revenues relate to one- time downloads or if the downloads may occur throughout the subscription period. Also clarify if individual contracts may contain separate download performance obligations related to existing imagery and monitoring imagery content. If so, explain how you allocate contract consideration to the separate download performance obligations.

United States Securities and Exchange Commission

September 16, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that when the Company sells archive imagery to a customer, it sells the archive of historical images taken by the Company’s satellites for a specific AOI selected by the customer (i.e., all historically captured imagery available for that specific AOI at the inception of the contract). The archived imagery is not updated once sold to a particular customer. The archived imagery becomes available for download by the customer via a download link at contract inception. Contracts for archived imagery may provide for one-time downloads or downloads of the archived imagery over a contract period; however, revenue for archived imagery is recognized at the point in time when the license (i.e., download link) is transferred to the customer and the archived imagery is available for download by the customer, as further discussed below.

In accordance with ASC 606-10-55-59, the Company concluded that the sale of a download license for archived imagery represents a license to use functional intellectual property because the imagery has significant standalone functionality. In reaching that conclusion, the Company considered the guidance in ASC 606-10-55-62 and determined that the functionality of the intellectual property is not expected to substantively change during the license period as a result of activities of the Company (i.e., the archived imagery to which the customer has purchased rights is not updated after contract inception). As discussed in the prior paragraph, the customer is provided with a right to use the Company’s intellectual property as it exists at the point in time at which the license is granted.

The Company then considered the following guidance in ASC 606-10-55-63 related to the revenue recognition for the right to use functional intellectual property (emphasis added in bold):

“Because functional intellectual property has significant standalone functionality, an entity’s activities that do not substantively change that functionality do not significantly affect the utility of the intellectual property to which the customer has rights. Therefore, the entity’s promise to the customer in granting a license to functional intellectual property does not include supporting or maintaining the intellectual property. Consequently, if a license to functional intellectual property is a separate performance obligation (see paragraph 606-10-55-55) and does not meet the criteria in paragraph 606-10-55-62, it is satisfied at a point in time (see paragraphs 606-10-55-58B through 55-58C).”

The Company concluded that this promised service to provide existing archived imagery is satisfied when the license (i.e., the download link) is transferred to the customer, irrespective of whether the customer downloads the archival information at the time of license transfer or at a later time within the contractual period. Once the license has been provided to the customer, the customer can use and benefit from the intellectual property immediately.

United States Securities and Exchange Commission

September 16, 2021

The Company notes that contracts may contain separate download performance obligations related to existing archived imagery and monitoring imagery. For these contracts, the Company has concluded that separate identifiable performance obligations exist: one, which is a performance obligation related to the right to download existing archived imagery and another, which is a performance obligation specific to the monitoring imagery. In contracts with multiple performance obligations, the Company allocates contract consideration to the separate performance obligations based on the relative standalone selling price (“SSP”) of each performance obligation. The Company establishes SSPs utilizing methods that maximize observable inputs and considers similar contracts with customers based on transaction size, geographic market and customer type.

•

You disclose that contract consideration related to the download of monitoring imagery content is recognized over the term of the contract utilizing a “usage-based model.” Tell us and revise your disclosures to clarify what a “usage-based model” represents. Explain if and how differences in download access rights, specifically limited versus unlimited access, impacts the timing of your revenue recognition. Also tell us if customers have the ability to pay per download, prepay for an agreed number of downloads, and/or prepay for unlimited downloads and how the different options impact the timing of your revenue recognition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-48 and F-90 to clarify the application of a usage-based model.

The Company advises the Staff that a “usage-based model” is used for monitoring imagery license contracts that include a specified, or maximum, number of downloads allowable per the contract. The usage-based model represents an output method as a measure of progress based on the specified, or maximum, number of downloads allowable per the contract. Under a usage-based model, the Company recognizes revenue as the customer uses its contractual quota of image downloads. For each image download, the Company satisfies a portion of its performance obligation to provide imagery over the contract term.

The Company also provides monitoring imagery contracts that grant the customer an unlimited number of downloads (i.e., there is no “selection” of specific content that needs to be made by the customer since they are entitled to download all images made available during the contract term). The Company recognizes revenue for contracts with unlimited downloads of monitoring imagery on a straight-line basis over the contract term because the customer simultaneously receives and consumes the benefits of the monitoring imagery as the Company continuously updates the imagery throughout the duration of the contract term.

United States Securities and Exchange Commission

September 16, 2021

Customers predominantly pay up-front (i.e., prepay) for either a specified number of downloads or for unlimited downloads. The timing of payment does not impact the timing of the Company’s revenue recognition for such contracts.

3. Revenue, page F-54

35.

We note that you recognize revenue over time and at a point in time. Please disclose or tell us the consideration given to providing disaggregated revenues based on the timing of revenue as well as by contract duration, such as annual and multi-year contractual terms. Refer to ASC 606-10-50-5 and 606-10-55-91.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered ASC 606-10-50-5 and 606-10-55-91 in assessing whether to disclose additional disaggregation of revenue based on the timing of revenue as well as by contract duration.

The Company noted that a significant majority of its revenue (greater than 90%) is recognized over time, therefore, disaggregation by timing of revenue was not particularly meaningful to the users of the financial statements as there is not a material impact to the timing of revenue recognition.

Separately, the Company assessed whether disaggregation of revenue by contract duration would provide meaningful information to a user of the financial statements to depict how the nature, amount, timing and uncertainty of revenue are affected by economic factors. The Company determined disaggregation by contract duration would not be meaningful as the contract duration is not consistently correlated with the length of the customer relationship and as such we do not manage our business to this segmentation.

Unaudited Condensed Consolidated Financial Statements of Planet Labs Inc. 2. Summary of Significant Accounting Policies

Property and Equipment, page F-87

36.	Please address the following comments related to the depreciable lives of your satellites:

•

We note that during February 2021 you completed an assessment of the useful lives of your satellites and adjusted the estimated useful life of certain satellites from 6 years to 9 years. Tell us the specific reasons for the significant 50% increase in the useful lives of these satellites. In doing so, tell us the average age of the impacted satellites at the time of the change in estimate and why the changes were not evident in an earlier period(s).

United States Securities and Exchange Commission

September 16, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, at least annually, or more frequently should facts and circumstances indicate a need, the Company performs an assessment of the remaining useful lives of all of its satellites. The Company monitors specific satellite usage for satellite performance, remaining fuel (where applicable), operational stresses and other factors. The estimated useful lives of SkySat satellites are based, in part, on the Company’s monitoring data and take into account life limiting specifications of specific satellites based on launch date and altitude. Key factors essential to the functionality of SkySat satellites include (i) radiation exposure, (ii) battery charge cycles, (iii) reaction wheel usage cycles, (iv) solar array output, (v) current propulsion tank status and (vi) read / write cycles available on solid state drives.

The Company re-assessed each of the six key factors essential to the functionality of the SkySat satellites to estimate the end of the useful life of each of the SkySat satellites. The re-assessment of current propulsion tank status, radiation exposure, battery charge cycles and solar array output did not result in changes to the estimated useful life of the SkySat satellites.

In conjunction with our annual assessment, we received an update from the vendor with respect to their reaction wheel study that indicated a longer useful life of this component of the SkySat satellites than was previously estimated. The new reaction wheel testing data indicated the need for a more detailed assessment of the remaining useful lives of the SkySat satellites, as reaction wheel usage cycle was historically a lifetime limiting specification.

Reaction wheels allow SkySat satellites to be tasked at meaningful targets. Four reaction wheels were built into the system for redundancy. If one reaction wheel fails, the system will still continue to operate but with degrading slew capacity, which refers to the speed at which the satellite is able to change the angle of the camera or sensor. If two reaction wheels fail, the affected spacecraft would no longer be able to function as designed.

When the SkySat satellites were initially placed into service, the reaction wheel vendor had 14 months of test data for the same wheels that were on the SkySat satellite. Additionally, the vendor had reaction wheels that were similar, with minor design modifications from the SkySat satellite reaction wheels, which had reached 6 years of on-orbit operation. Using this data and taking into consideration several other factors, the Company estimated that the SkySat satellites’ reaction wheels could perform as required for 6 years in orbit.

In reviewing the updated reaction wheel information from the vendor, along with the Company’s own analysis of projected wheel speeds based on data from the satellites’ actual operations, the Company updated its estimate of the operational life of the reaction wheels to approximately nine operational years, an increase of three operational years from the Company’s previous estimate. For certain SkySat satellites, the end of available usage of the reaction wheels is the earliest projected end of the SkySat satellite’s useful life, as the failure of the reaction wheels would lead to a malfunction in the satellites that would result in an inability to function for their intended purpose. As a result, the estimated useful life of these satellites increased from six years to nine years. The average age of the impacted SkySat satellites as of February 1, 2021 was 3.5 years.

United States Securities and Exchange Commission

September 16, 2021

•

On pages 242-243, you disclose a decrease in depreciation due to your RapidEye satellite fleet reaching the end of its useful life in March 2020. Please confirm whether or not the RapidEye satellites are still in service.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its RapidEye satellites are no longer in service.

14. Subsequent Events, page F-105

37.

We note that during July 2021 you amended the terms of your 2020 Convertible Notes to provide for, among other things, the automatic conversion of the outstanding principal and accrued interest into shares of common stock immediately prior to the business combination. We note that you also amended the terms of your Venture Tranche B loans and the convertible preferred stock warrants issued to Venture Lending & Leasing, Inc. and that the amended terms appear to result in automatic conversion of the loans and warrants into common shares immediately prior to the business combination. Citing authoritative accounting literature as applicable, please tell us in sufficient detail how you have or will account for these modifications. To the extent that the amendments will result in material modification charges, tell us and consider quantifying the charges in your disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-67, F-68, F-100, F-101, and F-102 to clarify the accounting for the amended terms of the 2020 Convertible Notes, Venture Tranche B loans and the convertible preferred stock warrants issued to Venture Lending & Leasing Inc. (collectively, the “Amended Instruments”).

The Company advises the Staff that the Amended Instruments were all accounted for at fair value prior to the amendments to each and the Company continues to account for the Amended Instruments at fair value following such amendments. The Company elected to account for the 2020 Convertible Notes and the Venture Tranche B loans upon their original issuance under the fair value option in accordance with ASC 825, while the Company accounts for the convertible preferred stock warrants at fair value in accordance with ASC 480 and ASC 815-40. In each case, the Company measures the Amended Instruments at fair value in accordance with ASC 820.

United States Securities and Exchange Commission

September 16, 2021

The amended terms of the 2020 Convertible Notes and the Venture Tranche B loans were not considered substantially different than the original terms of such instruments, based on the guidance in ASC 470-50. As such, the Company does not have a new fair value option election date. The prior election of fair value option remains in place so the amended 2020 Convertible Notes and the Venture Tranche B loans continue to be recognized at fair value, with changes in fair value recognized in current operations.

The preferred stock warrants do not meet the criteria in ASC 480 and ASC 815-40 to be classified in stockholders’ equity. Specifically, the settlement provisions of the Series B and certain Series D preferred stock warrants meet the criteria for liability classification as the number of shares to be issued was not fixed at the time of issuance. Certain other Series D preferred stock warrants meet the criteria for liability classification as certain terms of the warrants preclude them from being indexed to the Company’s stock.

The Company re-assessed classification of the preferred stock warrants in accordance with ASC 480 and ASC 815-40, with the amended terms. The preferred stock warrants continue to be classified as liabilities as they do not meet the criteria in ASC 480 and ASC 815-40 to be classified in stockholders’ equity. As such, the preferred stock warrants continue to be recognized at fair value, with changes in fair value recognized in current operations.

Agreements with Google, page 282

38.	Please disclose the material terms of Planet’s agreements with Google and file such agreements as exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff the material terms of its agreement with Google that the Company believes should be disclosed are reflected on pages 296, 297, and 298. The Company further advises the Staff that it will file such agreements with the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

* * *

United States Securities and Exchange Commission

September 16, 2021

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 or Laura Katherine Mann at (713) 496-9695 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/White & Case LLP

White & Case LLP

cc:	Niccolo de Masi, dMY Technology Group, Inc. IV

Joel Rubinstein, Era Anagnosti, Laura Katherine Mann, James Hu, White & Case LLP

Josh Dubofsky, Drew Capurro, Saad Khanani, Phillip Stoup, Latham & Watkins LLP